May 6, 2019

Russell Nickel
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

       Re: Funko, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-38274

Dear Mr. Nickel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 71

1. The presentation of "adjusted pro forma net income" on page 72 does not appear to be presented in accordance with the pro forma requirements of Article 11 of Regulation S-X.
      Accordingly, please remove "pro forma" from the description of this measure.
Liquidity and Capital Resources
Operating Activities, page 75

2. Your analysis of changes in net cash provided by operating activities cites non-cash items and changes in net income, which is on the accrual basis, as material factors. Please revise your analysis to focus on factors that actually impact cash. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.
 Russell Nickel
Funko, Inc.
May 6, 2019
Page 2
Notes to the Consolidated Financial Statements, page 91

3. In view of the risk factor disclosed on page 43 in regard to your status as a holding company and that you have no independent means of generating revenue or cash flow, and your ability to pay dividends in the future, if any, is dependent upon the financial results and cash flows of FAH, LLC and its subsidiaries and distributions you receive from FAH,
         LLC, please explain to us your consideration of Rules 4-08(e), 5.04(c)
Schedule I and 12-
         04 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameRussell Nickel                               Sincerely,
Comapany NameFunko, Inc.
                                                               Division of
Corporation Finance
May 6, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName